UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AQUINOX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.000001 par value per share

(Title of Class of Securities)

03842B101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 03842B101	Schedule 13G	Page 2 of 14

1	NAME OF REPORTING PERSONS Augment Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cypress
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 564,393
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 564,393
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,393
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%[1]
12	TYPE OF REPORTING PERSON CO

[1]	Based on 10,695,108 shares of the Issuer’s common stock outstanding as of November 3, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014.

CUSIP No. 03842B101	Schedule 13G	Page 3 of 14

1	NAME OF REPORTING PERSONS Maria Christina Stephanou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 564,393
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 564,393
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,393
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%[2]
12	TYPE OF REPORTING PERSON IN

[2]	Based on 10,695,108 shares of the Issuer’s common stock outstanding as of November 3, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014.

CUSIP No. 03842B101	Schedule 13G	Page 4 of 14

1	NAME OF REPORTING PERSONS Pantelitsa Sofokleous
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 564,393
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 564,393
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,393
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%[3]
12	TYPE OF REPORTING PERSON IN

[3]	Based on 10,695,108 shares of the Issuer’s common stock outstanding as of November 3, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014.

CUSIP No. 03842B101	Schedule 13G	Page 5 of 14

1	NAME OF REPORTING PERSONS Viktor Kharitonin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 564,393
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 564,393
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,393
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%[4]
12	TYPE OF REPORTING PERSON IN

[4]	Based on 10,695,108 shares of the Issuer’s common stock outstanding as of November 3, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014.

CUSIP No. 03842B101	Schedule 13G	Page 6 of 14

1	NAME OF REPORTING PERSONS Egor Kulkov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 564,393
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 564,393
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,393
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%[5]
12	TYPE OF REPORTING PERSON IN

[5]	Based on 10,695,108 shares of the Issuer’s common stock outstanding as of November 3, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014.

CUSIP No. 03842B101	Schedule 13G	Page 7 of 14

Item 1(a).	Name of Issuer: Aquinox Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 450-887 Great Northern Way Vancouver, B.C. Canada V5T 4T5

Item 2(a).	Name of Person(s) Filing: Augment Investments Ltd. Maria Christina Stephanou Pantelitsa Sofokleous Viktor Kharitonin Egor Kulkov

Attached as Exhibit 99.1 is a copy of the Joint Filing Agreement among the reporting persons, pursuant to which they agree that this Schedule 13G is filed on behalf of each of them.

Item 2(b).

Address of Principal Business Office or, if none, Residence:

Principal business office for all reporting persons:

c/o Augment Investments Ltd.

15 Dimokritou, Panaretos Eliana Complex, office/flat 104

4041 Potamos Germasogeias

Limassol, Cyprus

Item 2(c).

Citizenship:

Augment Investments Ltd. is a company organized in the Republic of Cyprus.

Maria Christina Stephanou is a citizen of the Republic of Cyprus.

Pantelitsa Sofokleous is a citizen of the Republic of Cyprus.

Viktor Kharitonin is a citizen of the Russian Federation.

Egor Kulkov is a citizen of the Russian Federation.

Item 2(d).	Title of Class of Securities: Common Stock, $0.000001 par value per share.

Item 2(e).	CUSIP Number: 03842B101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	Augment Investments Ltd.(1)	Maria Christina Stephanou(1)	Pantelitsa Sofokleous(1)	Viktor Kharitonin(1)	Egor Kulkov(1)
(a) Amount beneficially owned:	564,393	564,393	564,393	564,393	564,393
(b) Percent of class:(2)	5.3%	5.3%	5.3%	5.3%	5.3%

CUSIP No. 03842B101	Schedule 13G	Page 8 of 14

	Augment Investments Ltd.(1)	Maria Christina Stephanou(1)	Pantelitsa Sofokleous(1)	Viktor Kharitonin(1)	Egor Kulkov(1)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:	564,393	564,393	564,393	564,393	564,393
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:	564,393	564,393	564,393	564,393	564,393

(1)	Shares are held directly by Augment Investments Ltd. The directors of Augment Investments Ltd. are Maria Christina Stephanou and Pantelitsa Sofokleous and they have voting and dispositive power with respect to the shares held by Augment Investments Ltd. The directors of Augment Investments Ltd. act in accordance with instructions issued by Mr. Viktor Kharitonin and Mr. Egor Kulkov.
(2)	Based on 10,695,108 shares of the Issuer’s common stock outstanding as of November 3, 2014, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2014.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

CUSIP No. 03842B101	Schedule 13G	Page 9 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015	AUGMENT INVESTMENTS LTD.

	By:	/s/ Pantelitsa Sofokleous
Name: Pantelitsa Sofokleous
Title: Director

AUGMENT INVESTMENTS LTD.

By:	/s/ Maria Christina Stephanou
Name: Maria Christina Stephanou
Title: Director

CUSIP No. 03842B101	Schedule 13G	Page 10 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015	/s/ Maria Christina Stephanou
Maria Christina Stephanou

CUSIP No. 03842B101	Schedule 13G	Page 11 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015	/s/ Pantelitsa Sofokleous
Pantelitsa Sofokleous

CUSIP No. 03842B101	Schedule 13G	Page 12 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015	/s/ Viktor Kharitonin
Viktor Kharitonin

CUSIP No. 03842B101	Schedule 13G	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015	/s/ Egor Kulkov
Egor Kulkov